UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

PRESS RELEASE

For Televisa Contact: Carlos Madrazo María José Cevallos Grupo Televisa Investor Relations (5255) 5261-2445	For Univision Contact: Andrew W. Hobson Univision Communications Inc. (201) 287-4306
Media Contact: Manuel Compeán Grupo Televisa Media Relations (5255) 5728-3815	Media Contact: Stephanie Pillersdorf/Brooke Gordon Sard Verbinnen & Co (212) 687-8080

GRUPO TELEVISA AND UNIVISION AMEND
 PROGRAM LICENSE AGREEMENT; LITIGATION SETTLED
_________________________

MEXICO CITY AND NEW YORK, JANUARY 22, 2009 – Grupo Televisa S.A.B. (NYSE:TV; BMV:TELEVISA CPO) and Univision Communications Inc. today announced that they have amended the current Program License Agreement (“PLA”).   In connection with the amended PLA, litigation between the parties underway in Los Angeles federal court has been settled and will be dismissed.

In connection with the settlement, the amended PLA, which runs through 2017, includes a simplified royalty calculation, which will result in increased payments to Televisa in exchange for incremental rights for Univision.   Specific terms were not disclosed.

The companies issued the following statement:  “We are pleased that today’s settlement concludes this time-consuming litigation. This settlement serves the best business interests of both Televisa and Univision. It assures the public that Univision will continue to have access to consistently top quality Hispanic programming. It enables Televisa to continue utilizing Univision’s extensive television networks as an important distribution channel for its content into the U.S. marketplace. For Univision, it assures that there will be no disruption in some of its most popular and valuable programming, as well as affording Univision an ongoing pipeline of future content developed by Televisa.”

Under a separate agreement, Televisa will license to Univision the home games for the three Televisa-owned teams -- America, Necaxa and San Luis -- for 2009.

As previously planned, the United States Internet rights to Televisa programming will be adjudicated in a federal district court in Los Angeles in March 2009.

About Grupo Televisa, S.A.B
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Univision
Univision Communications Inc. is the premier Spanish-language media company in the United States.  Its operations include Univision Network, the most-watched Spanish-language broadcast television network in the U.S. reaching 97% of U.S. Hispanic Households; TeleFutura Network, a general-interest Spanish-language broadcast television network, which was launched in 2002 and now reaches 85% of U.S. Hispanic Households; Galavisión, the country’s leading Spanish-language cable network; Univision Television Group, which owns and operates 64 television stations in major U.S. Hispanic markets and Puerto Rico; Univision Radio, the leading Spanish-language radio group which owns and/or operates 70 radio stations in 16 of the top 25 U.S. Hispanic markets and 5 stations in Puerto Rico; and Univision Online, the premier Spanish-language Internet destination in the U.S. located at http://www.univision.com Univision Communications also has a 50% interest in TuTv, a joint venture formed to broadcast Televisa’s pay television channels in the U.S. Univision Communications has television network operations in Miami and television and radio stations and sales offices in major cities throughout the United States. For more information, please visit www.univision.net.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: January 23, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President